06004529

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-52252

SEC MAIL RECEIVED FEB 2 2 2006 WASH. D.C.

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 1/1/05 (MM/DD/YY) AND ENDING 12/31/05 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER DEALER:

Akros Securities, Inc.

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

375 Park Avenue, 9th Floor
(No. and Street)

New York	New York	10152
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Jacqueline A. DiPaola (212) 893-8331
(Area Code — Telephone No.)

PROCESSED APR 18 2006 THOMSON FINANCIAL

B. ACCOUNTANT IDENTIFICATION

PROCESSED APR 18 2006 THOMSON FINANCIAL

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

BDO Seidman, LLP
(Name — if individual, state last, first, middle name)

330 Madison Avenue	New York	New York	10017
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:
- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not in residence in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

This report** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Cash Flows.
- ☐ (e) Statement of Changes in Financial Condition
- ☐ (f) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Statement Regarding the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation Between the Audited and Unaudited Statements of Financial Condition With Respect to Methods of Consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A Copy of the SIPC Supplemental Report.
- ☐ (n) A Report Describing any Material Inadequacies Found to Exist or Found to Have Existed Since the Date of the Previous Audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Akros Securities

Banca Popolare di Milano Group

State of New York)
) ss:
County of new York)

January 24, 2006

OATH OR AFFIRMATION

I, Jacqueline A. DiPaola, swear that, to the best of my knowledge and belief, the accompanying financial statements and supporting schedules pertaining to the firm of Akros Securities, Inc. ("Company"), as of December 31, 2005, are true and correct. I further swear that neither the Company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer.

Jacqueline A. DiPaola
Executive Vice President

Subscribed and sworn before me this

3 day of February 2006

SHARON CHAPPELL
Notary Public, State of New York
No. 01CH6119424
Qualified in Bronx County
Commission Expires Nov. 29, 2008

Notary Public

My commission expires November 29, 2008

375 Park Avenue, Suite 908A, New York, NY 10152 Tel 212.893.8331 Fax 212.893.8057

BDO Seidman, LLP
Accountants and Consultants

330 Madison Avenue
New York, New York 10017
Telephone: (212) 885-8000
Fax: (212) 697-1299

Independent Auditors' Report

Board of Directors
Akros Securities, Inc.
New York, New York

We have audited the accompanying statement of financial condition of Akros Securities, Inc. (the "Company") as of December 31, 2005. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the statement of financial condition. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall statement of financial condition presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the statement of financial condition referred to above presents fairly, in all material respects, the financial position of Akros Securities, Inc. as of December 31, 2005, in conformity with accounting principles generally accepted in the United States of America.

BDO Seidman, LLP

January 24, 2006

Statement of Financial Condition

December 31, 2005

Assets	
Cash and cash equivalents (Note 3(b))	**$ 2,040,767**
Receivable from clearing broker (Note 1)	**152,809**
Receivable from parent (Note 3(a))	**21,766**
Commissions receivable	**21,591**
Interest receivable	**2,585**
Investment in ESN North America, Inc. (Note 2)	**176,386**
Property and equipment, net of accumulated depreciation of $63,196	**7,991**
Prepaid expenses and other assets	**37,317**
	$ 2,461,212
Liabilities and Stockholder's Equity	
Liabilities:	
Accounts payable and accrued expenses (Note 3(c))	**$ 71,095**
Compensation payable	**155,846**
Total liabilities	**226,941**
Commitments (Notes 3 and 4)	
Stockholder's equity (Note 4):	
Common stock, par value $10 per share, 4,000 shares authorized, 1,000 shares issued and outstanding	**10,000**
Additional paid-in capital	**3,490,000**
Accumulated deficit	**(1,265,729)**
Total stockholder's equity	**2,234,271**
	$ 2,461,212

See accompanying summary of business and significant accounting policies and notes to statement of financial condition.

Summary of Business and Significant Accounting Policies

Organization and Business

Akros Securities, Inc. (the "Company") is a Delaware corporation. The Company is a registered broker-dealer under the Securities Exchange Act of 1934 and as a member of the National Association of Securities Dealers, Inc. (the "NASD").

The Company is a wholly-owned subsidiary of Banca Akros S.p.A. (the "Parent"), an investment bank organized and existing under the laws of the Republic of Italy. Banca Popolare di Milano ("BPM") (refer to Note 3) is a majority stockholder of the Parent. The Company was formed for the purpose of providing foreign and domestic institutional clients with market research and execution services for securities traded in the United States and Europe.

All customer transactions are cleared through another registered broker-dealer on a fully disclosed basis. Accordingly, the Company is exempt from the Securities and Exchange Commission's (the "SEC") Rule 15c3-3 pursuant to provision (k)(2)(ii) of such rule.

Cash and Cash Equivalents

Cash and cash equivalents consist of cash and highly liquid investments with original maturities of three months or less, held at a major financial institution.

Fair Value of Financial Instruments

Substantially all financial instruments carried at historical cost or contract value approximate market value due to their relatively short-term nature.

Securities Transactions

Securities transactions are recorded on a trade-date basis.

Foreign Currency

Amounts denominated in or expected to settle in foreign currencies are translated into United States dollars ("US$") on the following basis: (a) market value of investment securities are converted at the closing rate of exchange at the balance sheet date; and (b) purchases and sales of investment securities, as well as income and expenses, are converted at the rate of exchange prevailing on the respective dates of such transactions.

Property and Equipment

Property and equipment consists of office furniture and equipment and is stated at cost less accumulated depreciation. Depreciation is provided on a straight-line basis using estimated useful lives of five to seven years.

Use of Estimates

The preparation of a statement of financial condition in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and contingent liabilities at the date of the statement of financial condition. Actual results could differ from those estimates.

1. Receivable from Clearing Broker

Receivable from clearing broker primarily represents cash on deposit required by the clearing broker to cover customer defaults and trade errors.

The Company is subject to credit risk if the clearing broker is unable to repay balances due.

2. Investment

As of December 31, 2005, the Company owned 25% of the common stock of ESN North America, Inc. recorded under the equity method of accounting.

3. Related Party Transactions

(a) The Company has commission sharing agreements with its Parent regarding (i) execution of U.S. and non-U.S. securities transactions by the Parent for U.S. and European institutional customers and (ii) execution of U.S. securities transactions by the Company on behalf of customers of the Parent. Commissions of $21,766 were receivable from the Parent as of December 31, 2005.

(b) The Company has a bank account with the Parent with a balance of $8,576 at December 31, 2005.

(c) Included in accounts payable and accrued expenses are directors' fees of $4,469.

(d) The Company subleases its office space from Banca Popolare di Milano ("BPM"), a related party (refer to Organization and Business). The sublease expires on September 14, 2006 (commitment of approximately $41,000).

4. Regulatory Net Capital Requirement

The Company is subject to the SEC's Uniform Net Capital Rule 15c3-1 ("Rule 15c3-1"), which requires minimum regulatory net capital, as defined, of not less than the greater of $250,000 or 2% of aggregate debit items, as defined. At December 31, 2005, the Company had regulatory net capital of $1,979,650, which was $1,729,650 in excess of minimum requirements.

BDO Seidman, LLP
Accountants and Consultants
330 Madison Avenue
New York, New York 10017
Telephone: (212) 885-8000
Fax: (212) 697-1299

Independent Auditors' Report on Internal Control Required by SEC Rule 17a-5 for a Broker-Dealer Claiming an Exemption from SEC Rule 15c3-3

To the Board of Directors of Akros Securities, Inc.

In planning and performing our audit of the financial statements and supplemental schedules of Akros Securities, Inc. ("Company") for the year ended December 31, 2005, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on the internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission ("SEC"), we have made a study of the practices and procedures followed by the Company, including tests of such practices and procedures, that we considered relevant to the objectives stated in Rule 17a-5(g), in the following:

1. Making the periodic computations of aggregate debits and net capital under Rule 17a-3(a)(11); and

2. Determining compliance with the exemptive provisions of Rule 15c3-3.

Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making the quarterly securities examinations, counts, verifications, and comparisons, and the recordation of differences required by Rule 17a-13;

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System; and

3. Recordation of differences required by Rule 17a-13.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of control and of the practices and procedures referred to in the preceding paragraph, and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial

statements in accordance with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, errors or fraud may occur and not be detected. Also, projection of any evaluation of internal control to future periods is subject to the risk that controls may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of one or more of the specific internal control components does not reduce to a relatively low level the risk that misstatements caused by error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including procedures for safeguarding securities, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2005 to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

BDO Seidman, LLP

Certified Public Accountants

New York, New York

January 24, 2006